Exhibit 99.1

For Immediate Release

TFI International Advances Timing of 2022 Fourth Quarter Conference Call

Montreal, Quebec, January 23, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that its conference call discussing financial results for the fourth quarter and year ended December 31, 2022 will be held on Monday, February 6, 2023 at 5 p.m. Eastern Time.  The Company still expects to release earnings results Monday, February 6, 2023, after market close.

Details of conference call:

•	Date: Monday, February 6, 2023
•	Time: 5 p.m. Eastern Time
•	Call-in number: 1-855-327-6837 or 1-631-891-4304

A recording of the call will be available until Monday, February 20, 2023 at 11:59 PM Eastern Time, by dialing 1-844-512-2921 or 1-412-317-6671 and entering passcode 10020905.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com